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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM 10-C

         Report by Issuer of Securities Quoted on NASDAQ
                  Interdealer Quotation System
          Filed pursuant to Section 13 or 15(d) of the
         Securities Exchange Act of 1934 and Rule 13a-17
                      or 15d-17 thereunder

                  FOURTH FINANCIAL CORPORATION
           (Exact name of issuer specified in charter)

           100 North Broadway, Wichita, Kansas  67202
            (Address of principal executive offices)

Issuer's telephone number, including area code:   (316) 261-4444

           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  TITLE OF SECURITY:

     a.  Common Stock, par value $5 per share.

     b.  Depositary Shares Each Representing a 1/16 Interest in a
          Share of Class A Cumulative Convertible Preferred
          Stock.

2.  NUMBER OF SHARES OUTSTANDING BEFORE THE CHANGE:

     a.  28,477,749      b.  3,963,660

3.  NUMBER OF SHARES OUTSTANDING AFTER THE CHANGE:

     a.  0               b.  0

4.  EFFECTIVE DATE OF CHANGE:  January 31, 1996.

5.  METHOD OF CHANGE:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): Merger.

     Give brief description of transaction: Fourth Financial Corporation merged (the "Merger") with and into Acquisition Sub, Inc. (renamed BBI Kansas, Inc.), a Kansas corporation and wholly-owned subsidiary of Boatmen's Bancshares, Inc., a Missouri corporation, on January 31, 1996. Each issued and outstanding share of common stock and each depositary share of Fourth Financial Corporation was cancelled as a result of the Merger.

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                  II.  CHANGE IN NAME OF ISSUER

1.  NAME PRIOR TO CHANGE:

2.  NAME AFTER CHANGE:

3.  EFFECTIVE DATE OF CHARTER AMENDMENT CHANGING NAME:

4.  DATE OF SHAREHOLDER APPROVAL OF CHANGE, IF REQUIRED:



                                   BBI KANSAS, INC.
                                   (formerly known as Acquisition Sub, Inc., as successor in interest to Fourth Financial Corporation)


Date:  February 1, 1996.           By   /s/ Gregory L. Curl
                                      ------------------------------------
                                        Gregory L. Curl
                                        President


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